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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                                 L.A. GEAR, INC.
                                ----------------
                                (Name of Issuer)

                                  COMMON STOCK
                         -----------------------------
                         (Title of Class of Securties)


                                  501708-10-1
                                 --------------
                                 (CUSIP Number)

                              Robert G. Moskowitz
                        Trefoil Capital Investors, L.P.
                              4444 Lakeside Drive
                           Burbank, California 91505
                                (818) 845-4444)
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                               - with copies to -

                             Irwin G. Barnet, Esq.
                    Sanders, Barnet, Goldman, Simons & Mosk
                           A Professional Corporation
                      1901 Avenue of the Stars, Suite 850
                         Los Angeles, California 90067
                                 (310) 553-8011


                               December 12, 1995
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ].


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         This Statement relates to Schedule 13D filed on June 6, 1991 (the
"Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware Limited Partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock") of L.A. Gear, Inc., a California corporation (the "Company") and constitutes Amendment No. 10 to Schedule 13D ("Amendment No. 10"). Capitalized terms used herein not otherwise defined shall have the meaning assigned to such terms in the Schedule 13D, as amended to date.

Item 4.  Purpose of Transaction

         Item 4 of Schedule 13D is hereby amended and supplemented to include the following:

         Trefoil and the Company have entered into a Share Exchange Agreement dated December 12, 1995 (the "Exchange Agreement") pursuant to which, subject to the conditions set forth therein, Trefoil has agreed to exchange all of the 1,000,000 issued and outstanding shares of Series A Preferred Stock owned by it together with all accrued but unpaid dividends thereon for shares of a new series of preferred stock to be entitled Series B Preferred Stock ("Series B Preferred Stock") on the basis of one share of Series B Preferred Stock for each share of Series A Preferred Stock and one share of Series B Preferred Stock (rounded up to the next whole share) for each $100 (the original per share purchase price paid by Trefoil for shares of Series A Preferred Stock) of accrued but unpaid dividends as of the date the exchange is consummated. As of November 30, 1995, the accrued but unpaid dividends on the Series A Preferred Stock were approximately $7,746,084 which would result under the Exchange Agreement in the issuance of an additional 77,461 shares of Series B Preferred Stock to Trefoil. Additional shares of Series B Preferred Stock will be issued to Trefoil in exchange for dividends accruing on the Series A Preferred Stock after November 30, 1995 and through the consummation of the exchange.

         Under the terms of the Certificate of Designations fixing the rights, privileges and preferences of the Series B Preferred Stock (the "Certificate of Designations"), the Series B Preferred Stock will (i) except that dividends on the Series B Preferred Stock payable through November 30, 1966 may, at the option of the Company, be paid in shares of Series B Preferred Stock valued at $100 per share, carry the same dividend rights as the Series A Preferred Stock,
(ii) be convertible into Common Stock at a conversion price of $6.75 per share, subject to adjustment for, among other things, issuances of common stock below market value, (iii) except as described in Clause (iv) or provided by law, vote together with the Common Stock on all matters, including the election of directors, with each share of Series B Preferred Stock being entitled to that number of votes equal to the number of shares of Common Stock issuable upon conversion thereof on the





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record date for such vote, (iv) be entitled to a class vote with respect to the authorization or issuance of any pari passu or senior capital stock of the Company or any additional shares of Series B Preferred Stock or an amendment to the Restated Articles of Incorporation of the Company which in any manner alter, change or otherwise adversely affect in any way the powers, preferences or rights of the Series B Preferred Stock, (v) not be subject to mandatory redemption, and (vi) be subject to optional redemption at $100 per share at the option of the Company if the Common Stock is traded at 150% of the Conversion Price of the Series B Preferred Stock for a period of 30 consecutive trading days. Based upon the foregoing, the shares of Series B Preferred Stock to be acquired by Trefoil in exchange for the Series A Preferred Stock and accrued but unpaid dividends as of November 30, 1995 will be initially convertible into approximately 15,962,385 shares of Common Stock. In addition, Trefoil will be entitled to receive additional shares of Common Stock upon conversion of the additional shares of Series B Preferred Stock to be issued to Trefoil in exchange for dividends accruing on the Series A Preferred Stock after November 30, 1995 and through the consummation of the exchange or issued for dividends payable on the Series B Preferred Stock through November 30, 1996.

         Under the Exchange Agreement, if Trefoil has received a bonafide offer to acquire or agreed to sell or sold a majority of the outstanding shares of Series A Preferred Stock, Trefoil has the right to terminate the Exchange Agreement at any time prior to that date upon which proxy material for the meeting of the shareholders of the Company called for purpose of approving the Exchange Agreement and the transaction contemplated thereby is first sent to shareholders of the Company. If Trefoil so elects to terminate the Exchange Agreement, it and its transferee must consent and agree to extend each mandatory redemption date contained in Section 5(b) of Article 3 of the Company's Restated Articles of Incorporation for a period of sixteen (16) months from the date so specified and, as and if requested by the Company, to vote or waive its right to vote on an amendment to the Restated Articles of Incorporation effectuating such change to Section 5(b) of Article 3 of the Company's Restated Articles of Incorporation.

         The Exchange Agreement further provides for an Amendment to Registration Rights Agreement pursuant to which the Registration Rights Agreement between Trefoil and the Company dated May 27, 1991 will be amended to include the shares of Series B Preferred Stock among the securities with regard to which the Company is required to effect registration under the Securities Act of 1933 or included in a registration statement filed under that Act.

         The foregoing description of the Exchange Agreement, the Certificate of Designations and the Amendment to Registration Rights Agreement are qualified in their entirety by reference to





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the full text thereof, filed as Exhibits 14, 15 and 16, respectively, hereof and incorporated herein by reference.

         Subject to the foregoing, Trefoil has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with respect to Securities Issues

         Item 6 of Schedule 13D is hereby amended and supplemented to include the following:

         The Exchange Agreement provides for exchange of all of the Series A Preferred Stock of the Company owned by Trefoil for newly issued shares of Series B Preferred Stock. Consummation of the transaction is subject, among other things, to approval by the holders of a majority of the outstanding Common Stock of the Company, excluding shares held by Trefoil or any Interested Director, as defined in the California Corporations Code. Pursuant to the Exchange Agreement, Trefoil has agreed if and as requested by the Company to vote in favor of the Exchange Agreement and the transaction contemplated thereby or waive its right to so vote. Other principal terms of the Exchange Agreement and the principal terms of the Amendment to Registration Rights Agreement and Series B Preferred Stock are described under Item 4 hereof.

Item 7.  Material to be filed as Exhibits.

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

         Exhibit 14  -  Exchange Agreement dated December 12, 1995

         Exhibit 15  -  Certificate of Determination for L.A. Gear, Inc. -
                        Series B Preferred Stock

         Exhibit 16  -  Form of Amendment to Registration Rights Agreement





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                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 12, 1995               TREFOIL CAPITAL INVESTORS L.P.

                                        By:  TREFOIL INVESTORS, INC.,
                                             its General Partner



                                        By: /s/ Robert G. Moskowitz
                                            ---------------------------------
                                        Name:   Robert G. Moskowitz
                                        Title:  Managing Director





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                                 Exhibit Index


                                                                          Page
                                                                          ----
Exhibit 14       Exchange Agreement dated December 12, 1995

Exhibit 15       Certificate of Determination for L.A. Gear, Inc.
                 Preferred Stock

Exhibit 16       Form of Amendment to Registration Rights Agreement





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